April 27, 2007

VIA EDGAR AND COURIER

Dana M. Hartz, Staff Accountant
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Item 4.02 Form 8-K/A
Filed April 6, 2007
File No. 333-83152

Dear Ms. Hartz,

With regard to your letter of comment dated April 10, 2007 and our subsequent telephone discussions regarding the above filing, please refer to the Form 8-K/A we filed on April 27, 2007.

In connection with such amended filing and in response to your comment letter, Inyx, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and assistance with this matter and please contact me if you have any additional comments or questions.

Very truly yours,

INYX, INC.

By:	/s/ David Zinn
David Zinn
Vice President Finance and Principal Accounting Officer